UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2007

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-01011

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS

CAREMARK CORPORATION AND AFFILIATED COMPANIES

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CAREMARK CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2007 AND 2006

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits	4

Statements of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6

SUPPLEMENTARY SCHEDULE:

Schedule of Assets (Held at End of Year)	21

SIGNATURE	27

EXHIBIT INDEX	27

Exhibit 23.1 Consent of Ernst & Young LLP

Exhibit 23.2 Consent of KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statement of net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) (formerly the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies for the year ended December 31, 2006, were audited by other auditors whose report dated June 21, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statement of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts

June 21, 2007

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 9):
Guaranteed insurance contracts (note 2(b))	$399,720,798	$346,668,369
Securities	2,844,121,800	2,337,454,073
Short-term investments	1,752,961	1,599,507
Loans to participants (note 3)	70,490,989	63,031,308

	3,316,086,548	2,748,753,257

Receivables:
Interest and dividends (note 2(g))	14,438,669	11,557,454
Employer contributions (note 1(d))	12,069,525	11,705,570
Employee contributions (note 1(d))	13,588,143	16,009,561
Other receivables	1,159,946	1,244,986

	41,256,283	40,517,571

Total assets, reflecting investments at fair value	3,357,342,831	2,789,270,828

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,606,631)	4,086,566

Total assets available for plan benefits	3,347,736,200	2,793,357,394

Liabilities:
Notes payable (note 1(c))	44,500,000	82,100,000
Accrued expenses and other liabilities	13,683,969	14,911,843

Total liabilities	58,183,969	97,011,843

Net assets available for plan benefits	$3,289,552,231	$2,696,345,551

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Investment activity:
Interest and dividend income (note 2(g))	$84,388,617	$64,027,232
Realized gains (note 4)	144,286,494	142,306,969
Unrealized gains (note 4)	214,494,330	126,568,380

Total investment activity	443,169,441	332,902,581

Contributions:
Employer contributions (note 1(d))	97,935,254	85,387,918
Employee contributions (note 1(d))	220,951,116	196,792,770

Total contributions	318,886,370	282,180,688

Deductions:
Benefits paid to participants (notes 1(g) and 2(c))	155,579,411	139,440,684
Interest expense (note 1(c))	6,994,920	9,712,800
Administrative expenses (note 1(h))	6,274,800	4,230,039
Other deductions	—	23,963

Total deductions	168,849,131	153,407,486

Net increase for the year	593,206,680	461,675,783
Net assets beginning of the year	2,696,345,551	2,234,669,768

Net assets end of the year	$3,289,552,231	$2,696,345,551

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Plan Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator.

Effective April 9, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 9, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See note 2(a) for further breakdown between ESOP and 401(k) assets.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Caremark Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Subsequently, the name of this plan was changed from The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies. The Plan has not been amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

(b)	Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•	Completion of 12 months of service beginning on the employee’s enrollment date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

“Employees” referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term. The loan to the ESOP is guaranteed by CVS Caremark. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Caremark Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock is convertible into shares of CVS Caremark Common Stock at the election of the Plan’s Trustee. The conversion rate is 4.628 shares of CVS Caremark Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and retired amounted to 192,396 and 174,706 shares in 2007 and 2006, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share. Cash dividend payments on ESOP Preference Stock are used to make debt service payments and are not allocated to participants’ accounts.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate is 8.52%.

As of December 31, 2007, annual maturities of notes payable are $44,500,000 for the year ending December 31, 2008.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock becomes available to be allocated to participants’ accounts. If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS Caremark contributes to the Plan the amount of the difference. The borrowing is collateralized by the unallocated shares of ESOP Preference Stock. The lenders have no rights against the shares once they are allocated to participants’ accounts.

(d)	Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $15,500 for 2007 and $15,000 for 2006.

The Company matches 100% up to 5% of pre-tax compensation contributed, 50% to the employees’ 401(k) Plan account quarterly and 50% to the employees’ ESOP Diversification Account at year-end if the employee is actively employed at that time. Shares of ESOP Preference Stock allocated to a participant account are calculated by dividing the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Caremark Common Stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in 1(i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see 1(g) below). The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made. Upon the merger of the two plans, this matching contribution agreement was not changed.

All employees at least age 50 that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. The Company does not make a matching contribution. Catch-up contributions may be made up to an additional $5,000 for 2007 and 2006.

(e)	Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments, ESOP Preference Stock, and any unrealized appreciation or depreciation of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

(f)	Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, participants will vest after three years of credited service.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

(g)	Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years, with interest payable at a reasonable rate as determined by the Plan Committee. The beneficiary may elect to receive their ESOP payment in shares of CVS Caremark Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Caremark Common Stock at the time of the distribution times a factor of 4.628, whichever is greater.

(h)	Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2007 and 2006. Trustee’s fees were paid by the Plan for 2007 and 2006.

(i)	Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Approximately 15,321 and 12,717 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2007 and 2006, respectively, and have been applied as of December 31, 2007 and 2006. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2007 and 2006 were approximately 1,447 and 1,811 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2007 and 2006 were $818,907 and $791,067, respectively. Cash forfeitures restored to participants upon resumption of employment for 2007 and 2006 were approximately $77,334 and $89,421, respectively. The remainder of the forfeitures for each year was applied to the administrative expenses of the Plan and to reduce the CVS Caremark contribution.

(j)	Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments which are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds and self managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund (Vanguard Index Trust 500 Portfolio Fund)

This fund’s objective is to replicate the total return of the Standard and Poor’s (“S&P”) 500 Index by investing in the stocks that make up the Index. The S&P 500 Index consists mainly of large companies and represents about 75% of the U.S. stock market value.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

Diversified Bond Fund (PIMCO Total Return Admin Fund)

This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index. Investments may include government and corporate debt securities, mortgage and other asset backed securities, money market instruments and derivatives.

International Equity Fund (Templeton Institutional Foreign Equity Fund)

This fund’s investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

Small Cap Growth Fund (Vanguard Explorer Fund)

This fund seeks long-term growth of capital and dividend income. This fund invests primarily in the stocks of relatively small companies, making it a high-risk investment with potential for large rewards.

Global Equity Fund (American Funds New Perspective)

This fund seeks long-term growth of capital. The fund invests primarily in stocks of U.S. companies, as well as developed European and Asian companies.

Small Cap Value Fund (Columbia Small Cap Value Fund)

This fund’s investment objective is long-term capital appreciation. This fund invests primarily in the stocks of companies that have market capitalization similar in size to those companies in the Russell 2000 Index.

Lifestyle Conservative Fund (various managers)

This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

Lifestyle Moderate Fund (various managers)

This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund’s mix, the fund has more exposure to the fluctuations in the stock market than the Lifestyle Conservative Fund. The remaining 40% is invested in bonds.

Lifestyle Aggressive Fund (various managers)

This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

CVS Caremark Corporation Common Stock Fund

This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401(k) Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS Caremark Common Stock. This fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark Common Stock. Because the fund invests in only one company, it is considered a high-risk investment with potential for large rewards.

Investment Contract Fund (managed by State Street Bank & Trust Co.)

This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly-rated (AA or higher) insurance company and bank investment contracts.

Growth and Income Fund (J&W Seligman Large Cap Value Fund)

This self managed fund seeks long-term capital growth and dividend income through participation in the stock market. Investment advisory services are provided by J&W Seligman. The fund invests primarily in the common stock of U.S. based, well established medium to large size companies.

Large Cap Growth Fund (Columbus Circle Core Equity Fund)

This self managed fund’s investment objective is long-term capital growth, through participation in the stock market. Investment advisory services are provided by Columbus Circle. The fund invests primarily in the common stock of established large companies that are based in the U.S. and that represent industries expected to outperform the stock market as a whole.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The following table presents the breakdown of net assets available for plan benefits between the 401(k) Plan and the ESOP as of December 31, 2007 and 2006.

	December 31, 2007			December 31, 2006
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Assets:
Investments at fair value:
Guaranteed insurance contracts	$399,720,798	$—	$399,720,798	$346,668,369	$—	$346,668,369
Securities	2,145,413,168	698,708,632	2,844,121,800	1,766,608,820	570,845,253	2,337,454,073
Short-term investments	—	1,752,961	1,752,961	—	1,599,507	1,599,507
Loans to participants	70,490,989	—	70,490,989	63,031,308	—	63,031,308

	2,615,624,955	700,461,593	3,316,086,548	2,176,308,497	572,444,760	2,748,753,257

Receivables:
Interest and dividends	14,434,193	4,476	14,438,669	11,551,156	6,298	11,557,454
Employer contributions	12,069,525	—	12,069,525	11,705,570	—	11,705,570
Employee contributions	13,588,143	—	13,588,143	16,009,561	—	16,009,561
Other	—	1,159,946	1,159,946	—	1,244,986	1,244,986

	40,091,861	1,164,422	41,256,283	39,266,287	1,251,284	40,517,571

Total assets, reflecting investments at fair value	2,655,716,816	701,626,015	3,357,342,831	2,215,574,784	573,696,044	2,789,270,828

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,606,631)	—	(9,606,631)	4,086,566	—	4,086,566

Total assets, reflecting investments at fair value	2,646,110,185	701,626,015	3,347,736,200	2,219,661,350	573,696,044	2,793,357,394

Liabilities:
Notes payable	—	44,500,000	44,500,000	—	82,100,000	82,100,000
Accrued expenses and other liabilities	13,672,227	11,742	13,683,969	14,874,397	37,446	14,911,843

Total liabilities	13,672,227	44,511,742	58,183,969	14,874,397	82,137,446	97,011,843

Net assets available for plan benefits	$2,632,437,958	$657,114,273	$3,289,552,231	$2,204,786,953	$491,558,598	$2,696,345,551

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2007			December 31, 2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
CVS Caremark Corporation Series One ESOP Convertible Preference Stock, at fair market value (3,381,403 allocated and 416,690 unallocated shares in 2007 and 3,189,007 allocated and 801,481 unallocated shares in 2006)	$622,053,104	$76,655,528	$698,708,632	$456,206,010	$114,639,243	$570,845,253
Short-term investments, at fair value, and cash	1,751,708	1,253	1,752,961	1,598,317	1,190	1,599,507
Interest receivable	4,471	5	4,476	6,293	5	6,298
Other receivables	1,173,733	(13,787)	1,159,946	1,244,986	—	1,244,986

Total assets	624,983,016	76,642,999	701,626,015	459,055,606	114,640,438	573,696,044

Liabilities:
Notes payable	—	44,500,000	44,500,000	—	82,100,000	82,100,000
Other payables	11,742	—	11,742	37,446	—	37,446

Total liabilities	11,742	44,500,000	44,511,742	37,446	82,100,000	82,137,446

Net assets available for plan benefits	$624,971,274	$32,142,999	$657,114,273	$459,018,160	$32,540,438	$491,558,598

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the breakdown of the changes in net assets available for plan benefits between the 401(k) Plan and the ESOP for the years ended December 31, 2007 and 2006.

	2007			2006
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Investment activity:
Interest and dividend income	$69,492,179	$14,896,438	$84,388,617	$48,393,697	$15,633,535	$64,027,232
Realized gains	121,786,789	22,499,705	144,286,494	127,179,234	15,127,735	142,306,969
Unrealized gains	76,347,438	138,146,892	214,494,330	55,690,983	70,877,397	126,568,380

Total investment activity	267,626,406	175,543,035	443,169,441	231,263,914	101,638,667	332,902,581

Contributions:
Employer contributions	68,152,897	29,782,357	97,935,254	59,351,808	26,036,110	85,387,918
Employee contributions	220,951,116	—	220,951,116	196,792,770	—	196,792,770

Total contributions	289,104,013	29,782,357	318,850,370	256,144,578	26,036,110	282,180,688

Deductions:
Benefits paid to participants	122,804,614	32,774,797	155,579,411	115,757,200	23,683,484	139,440,684
Interest expense	—	6,994,920	6,994,920	—	9,712,800	9,712,800
Administrative expenses	6,274,800	—	6,274,800	4,230,039	—	4,230,039
Other deductions	—	—	—	—	23,963	23,963

Total deductions	129,079,414	39,769,717	168,849,131	119,987,239	33,420,247	153,407,486

Net increase for the year	427,651,005	165,555,675	593,206,680	367,421,253	94,254,530	461,675,783

Net assets beginning of the year	2,204,786,953	491,558,598	2,696,345,551	1,837,365,700	397,304,068	2,234,669,768

Net assets end of the year	$2,632,437,958	$657,114,273	$3,289,552,231	$2,204,786,953	$491,558,598	$2,696,345,551

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the changes in net assets available for ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	Year ended December 31, 2007			Year ended December 31, 2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions/(deductions):
Allocation of CVS Caremark Corporation Series One ESOP Convertible Preference Stock, at liquidation value (384,791 shares and 359,061 shares in 2007 and 2006, respectively)	$20,567,078	$(20,567,078)	$—	$19,191,816	$(19,191,816)	$—
Interest and dividend income	83,813	14,812,625	14,896,438	70,576	15,562,959	15,633,535
Realized gain	22,499,705	—	22,499,705	15,127,735	—	15,127,735
Unrealized gains (losses)	155,577,315	(17,430,423)	138,146,892	78,934,065	(8,056,668)	70,877,397
Employer contributions	—	29,782,357	29,782,357	—	26,036,110	26,036,110

Total additions	198,727,911	6,597,481	205,325,392	113,324,192	14,350,585	127,674,777

Deductions:
Benefits paid to participants	32,774,797	—	32,774,797	23,683,484	—	23,683,484
Interest expense	—	6,994,920	6,994,920	—	9,712,800	9,712,800
Other deductions	—	—	—	23,963	—	23,963

Total deductions	32,774,797	6,994,920	39,769,717	23,707,447	9,712,800	33,420,247

Net increase for the year	165,953,114	(397,439)	165,555,675	89,616,745	4,637,785	94,254,530
Net assets available for plan benefits:
Beginning of the year	459,018,160	32,540,438	491,558,598	369,401,415	27,902,653	397,304,068

End of the year	$624,971,274	$32,142,999	$657,114,273	$459,018,160	$32,540,438	$491,558,598

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

(b)	Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2007 and 2006 is based on the fair value of the underlying funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the two self managed funds are valued based upon quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that SFAS No. 157 may have on our Statements of Net Assets Available for Plan Benefits, or the Statements of Changes in Net Assets Available for Plan Benefits.

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts.

The Plan adopted the FSP for the year ended December 31, 2006. One of the investment options offered by the Plan is guaranteed insurance contracts that are common collective trusts that are fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Plan Benefits state the guaranteed insurance contracts at their fair value, with a corresponding adjustment to reflect the investment at contract value. The adoption of the FSP had no impact on total net assets available for plan benefits or changes in net assets available for plan benefits.

The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses and the mix of assets in the respective fund. The fair value for the guaranteed insurance contracts at December 31, 2007 and 2006 was $399,720,798 and $346,668,369 respectively. The contract value for the guaranteed insurance contracts at December 31, 2007 and 2006 was $390,114,167 and $350,754,935, respectively. The average yield for 2007 and 2006 was 4.43% and 4.41%, respectively.

Short-term investments, which consist primarily of cash and cash equivalents, are at fair value.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 4.628 times the market value of an equivalent share of CVS Caremark Common Stock. The market value of CVS Caremark Common Stock was $39.75 and $30.91 per share at December 31, 2007 and 2006, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(c)	Benefits Paid

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(e)	Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting, except for benefit payments.

(f)	Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(g)	Investment Income

Dividend and interest income is recorded when earned.

(h)	Reclassifications

Certain reclassifications have been made to the financial statements of prior years to conform to the current year presentation.

(3)	Loans to Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate as of the prior month end plus 1%.

(4)	Investment Policy

At December 31, 2007 and 2006, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employees’ elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the Plan year or the change in its fair value during the Plan year. During 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the year) experienced net appreciation as follows:

	2007		2006
	Realized	Unrealized	Realized	Unrealized
401(k) Plan	$121,786,789	$76,347,438	$127,179,234	$55,690,983
ESOP	22,499,705	138,146,892	15,127,735	70,877,397

	$144,286,494	$214,494,330	$142,306,969	$126,568,380

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the net appreciation (depreciation) by investment type:

Account	2007
State Street GIC Fund	$—
Securities in Unaffiliated Issuers:
Mutual Funds:
Liberty Small Cap Fund	(2,848,834)
PIMCO Total Return Admin Fund	2,580,000
Lifestyle I Conservative	1,738,216
Lifestyle II Moderate	8,791,696
Lifestyle III Aggressive	11,577,689
Vanguard Institutional Index Trust 500 Portfolio Fund	8,190,237
American Funds New Perspective	16,037,592
Vanguard Explorer Fund	1,007,300
Templeton Institutional Foreign Equity Fund	15,545,738

Subtotal Mutual Funds	62,619,634
Self Managed Funds (Common Stock):
J&W Seligman Co	24,533,928
Columbus Circle	66,551,887

Subtotal Self Managed Funds	91,085,815
Subtotal of Securities in Unaffiliated Issuers	153,705,449
ESOP Preference Stock	160,646,597
CVS Caremark Corporation Common Stock Fund	44,428,778

$358,780,824

(5)	Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

(6)	Federal Income Taxes

The Plan is qualified pursuant to Section 401(a) and 4975(e)(7) of the Code and the trust established under the Plan to hold the Plan’s assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan’s sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

(7)	Transactions with Parties-In-Interest

Certain plan investments are investment funds managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2007:

2007
Net Assets Available for Plan Benefits per the Financial Statements	$3,289,552,231
Employer Contribution Receivable	610,923
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contracts	9,606,631

Net Assets Available for Plan Benefits per the Form 5500	$3,299,769,785

(9)	Investment Valuation

The following table presents the total investments of the Plan by investment type, at fair value. Investments that represent 5% or more of the fair value of the Plan’s assets are marked by an asterisk (*).

	2007		2006
Securities in Unaffiliated Issuers:
Vanguard Index Trust 500 Portfolio Fund	$333,244,770	*	$303,037,205	*
PIMCO Total Return Admin Fund	255,410,349	*	200,632,082	*
Templeton Institutional Foreign Equity Fund	275,777,460	*	217,786,350	*
Vanguard Explorer Fund	79,544,600		67,864,961
American Funds New Perspective	151,473,109		109,110,362
Columbia Small Cap Value Fund	160,792,412		161,621,480	*
J & W Seligman Large Cap Value Fund (1)	305,940,401	*	262,173,306	*
Columbus Circle Core Equity Fund (1)(2)	369,838,564	*	281,859,193	*
Commingled Fund (Short Term Investments)	1,215,112		10,221,110

	1,933,236,777		1,614,306,049
CVS Caremark Corporation Common Stock Fund:
CVS Caremark Corporation Common Stock	209,638,797	*	149,348,125	*
Short-term investments	2,537,594		2,954,646
Loans to participants	70,490,989		63,031,308
Guaranteed insurance contracts	399,720,798	*	346,668,369	*
Allocated: CVS Caremark Corporation Series One ESOP Preference Stock	622,053,104	*	456,206,010	*
Short-term investments	1,751,708		1,598,317
Unallocated: CVS Caremark Corporation Series One ESOP Preference Stock	76,655,528		114,639,243
Short-term investments	1,253		1,190

	$3,316,086,548		$2,748,753,257

(1)	Self managed funds primarily invest in marketable securities; no single security holding is greater than 5% of the fair value of the Plan’s net assets.
(2)	Includes CVS Caremark Corporation Common Stock.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year)

December 31, 2007

Fund	Par value/ number of shares	Identity of Investment	Description	Cost	Fair value
Loans to participants	—	* Loans to participants	Prime plus 1% at loan request date	$—	$70,490,989

Commingled	1,215,112	* The Bank of New York	Collective Short-Term Investment Fund Non-Discretionary	1,215,112	1,215,112

Lifestyle Conservative Fund	42,058	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	4,967,863	5,641,724
	28,346	Vanguard Explorer Fund	Mutual Fund	2,026,215	1,878,217
	329,445	Templeton Institutional Foreign Equity Fund	Mutual Fund	8,466,451	9,422,141
	120,008	Columbia Small Cap Value Fund	Mutual Fund	2,240,200	1,868,519
	1,597,046	PIMCO Total Return Admin Fund	Mutual Fund	16,790,208	17,072,421
	50,232,263	Stable Fixed Income Fund For Employee Benefit Trusts	Various GICs held at State Street	50,232,263	50,232,263

		Lifestyle Conservative Fund Subtotal			86,115,285

Lifestyle Moderate Fund	206,456	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	24,152,836	27,694,028
	139,137	Vanguard Explorer Fund	Mutual Fund	9,941,191	9,219,200
	8,059,255	PIMCO Total Return Admin Fund	Mutual Fund	84,516,388	86,153,442
	1,617,082	Templeton Institutional Foreign Equity Fund	Mutual Fund	40,692,433	46,248,548
	588,989	Columbia Small Cap Value Fund	Mutual Fund	10,662,862	9,170,561
	7,114,645	Stable Fixed Income Fund For Employee Benefit Trusts	Various GICs held at State Street	7,114,645	7,114,645

		Lifestyle Moderate Fund Subtotal			185,600,424

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2007

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Lifestyle Aggressive Fund	352,021	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	$42,150,562	$47,220,078
	177,912	Vanguard Explorer Fund	Mutual Fund	12,891,097	11,788,436
	5,570,949	PIMCO Total Return Admin Fund	Mutual Fund	58,381,071	59,553,447
	2,584,852	Templeton Institutional Foreign Equity Fund	Mutual Fund	65,616,971	73,926,770
	941,295	Columbia Small Cap Value Fund	Mutual Fund	16,883,479	14,655,963

		Lifestyle Aggressive Fund Subtotal			207,144,694

International Equity Fund	5,111,189	Templeton Institutional Foreign Equity Fund	Mutual Fund	126,099,417	146,180,000

Core Equity Fund	1,883,770	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	210,437,835	252,688,940

Small Cap Growth Fund	855,097	Vanguard Explorer Fund	Mutual Fund	60,558,222	56,658,747

Diversified Bond Fund	8,665,205	PIMCO Total Return Admin Fund	Mutual Fund	91,566,549	92,631,040

Small Cap Value Fund	8,676,774	Columbia Small Cap Value Fund	Mutual Fund	152,096,393	135,097,368

Global Equity Fund	4,461,653	American Funds New Perspective	Mutual Fund	134,572,460	151,473,109

Investment Contract Fund	342,373,891	Stable Fixed Income Fund For Employee Benefit Trusts	Various GICs held at State Street	342,373,891	342,373,891

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2007

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
CVS Caremark Corporation Common Stock Fund	5,273,932	* CVS Caremark Corporation Common Stock	CVS Caremark Corporation Common Stock	158,721,531	209,638,797
	2,537,594	* The Bank of New York	Collective Short-Term Investment Fund Non- Discretionary	2,537,594	2,537,594

		CVS Caremark Corporation Common Stock Fund Subtotal			212,176,391

Allocated CVS Caremark Corp Series One ESOP Convertible Preference Stock	3,381,403	* ESOP Preference Stock	ESOP Preference Stock	180,756,266	622,053,104

Allocated Short-Term Investments	1,751,708		Collective Short-Term Investment Fund	1,751,708	1,751,708

Unallocated CVS Caremark Corp Series One ESOP Convertible Preference Stock	416,690	* ESOP Preference Stock	ESOP Preference Stock	22,272,076	76,655,528

Unallocated Short-Term Investments	1,253		Collective Short-Term Investment Fund	1,253	1,253

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2007

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Growth & Income Fund		J & W Seligman Large Cap Value	Self Managed Fund
	260,742	Kraft Foods Inc.	Common Stock	$7,594,194	$8,508,001
	420,000	Tyson Foods Inc.	Common Stock	6,307,293	6,438,600
	145,000	Costco Wholesale Corp	Common Stock	5,822,465	10,115,200
	500,000	Gap Inc	Common Stock	9,808,719	10,640,000
	120,000	JC Penney Co.	Common Stock	2,627,696	5,278,800
	125,000	Altria Group Inc.	Common Stock	5,263,893	9,447,500
	240,000	General Electric Co.	Common Stock	7,585,102	8,896,800
	170,000	Honeywell Intl Inc.	Common Stock	4,687,973	10,466,900
	170,000	Travelers Cos Inc.	Common Stock	6,049,316	9,146,000
	160,000	EI DuPont De Nemours & Co	Common Stock	6,763,387	7,054,400
	100,000	Praxair Inc.	Common Stock	2,291,606	8,871,000
	120,000	Rohm & Haas Co.	Common Stock	5,748,803	6,368,400
	150,000	Baxter Intl Inc.	Common Stock	4,404,947	8,707,500
	190,000	Medtronic Inc.	Common Stock	9,109,647	9,551,300
	200,000	Wyeth	Common Stock	8,615,687	8,838,000
	100,000	Caterpillar Inc.	Common Stock	3,720,546	7,256,000
	115,000	United Technologies Corp.	Common Stock	3,547,567	8,802,100
	340,000	Juniper Networks Inc.	Common Stock	6,837,021	11,288,000
	355,000	Seagate Technology	Common Stock	8,631,255	9,052,500
	105,000	Chevron Corp.	Common Stock	4,294,344	9,799,650
	170,000	Marathon Oil Corp.	Common Stock	7,414,213	10,346,200
	150,000	Valero Energy Corp.	Common Stock	3,335,488	10,504,500
	280,000	Williams Co Inc.	Common Stock	6,220,315	10,018,400
	200,000	CSX Corp	Common Stock	3,119,340	8,796,000
	80,000	Union Pacific Corp.	Common Stock	4,607,832	10,049,600
	445,000	AES Corporation	Common Stock	4,528,904	9,518,550
	210,000	Bank of America Corp	Common Stock	8,904,566	8,664,600
	200,000	* The Bank of New York Mellon Corp	Common Stock	7,206,339	9,752,000
	180,000	JPMorgan Chase & Co.	Common Stock	6,826,128	7,857,000
	115,000	Morgan Stanley Co.	Common Stock	7,376,289	6,107,650
	85,000	Prudential Financial Inc.	Common Stock	4,149,522	7,908,400
	315,000	US Bancorp Del	Common Stock	8,922,259	9,998,100
	145,000	Metlife Inc.	Common Stock	9,168,662	8,934,900
	520,000	Unum Group	Common Stock	9,904,700	12,370,800
			Collective Short-Term Invest. Fund
	587,040	* The Bank of New York	Non-Discretionary	587,040	587,050

		Growth & Income Fund Subtotal			305,940,401

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2007

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Large Cap Growth Fund		Columbus Circle Core Equity Fund	Self Managed Fund
	82,222	Guess Inc.	Common Stock	$3,219,947	$3,115,392
	258,099	Coca-Cola Co. USD	Common Stock	12,062,966	15,839,536
	163,519	Avon Products Inc.	Common Stock	6,438,629	6,463,906
	246,400	Gilead Sciences Inc.	Common Stock	6,422,468	11,336,864
	262,739	Merck & Co. Inc.	Common Stock	14,032,969	15,267,763
	120,000	Teva Pharmaceutical	Common Stock	5,190,650	5,577,600
	88,000	Archer Daniels Midland Co.	Common Stock	3,758,726	4,085,840
	112,706	WM Wrigley Jr. Co.	Common Stock	6,413,770	6,598,936
	161,800	Mc Donalds Corp.	Common Stock	4,417,946	9,531,638
	55,000	Amazon Com Inc.	Common Stock	3,461,783	5,095,200
	178,600	* CVS Caremark Corp	Common Stock	4,569,786	7,099,350
	146,000	EBay Inc.	Common Stock	4,855,974	4,845,740
	219,000	Saks Inc.	Common Stock	3,988,998	4,546,440
	138,341	General Motors Inc.	Common Stock	5,145,143	3,443,307
	26,329	Intuitive Surgical Inc.	Common Stock	2,733,054	8,543,761
	42,310	Mastercard Inc.	Common Stock	4,887,727	9,105,112
	159,000	Western Union Co.	Common Stock	3,595,714	3,860,520
	81,089	Monsanto Co.	Common Stock	5,061,513	9,056,830
	53,000	Potash Corp Sask Inc.	Common Stock	2,456,814	7,629,880
	95,000	Express Scripts Inc.	Common Stock	5,362,694	6,935,000
	72,000	Medco Health Solutions Inc.	Common Stock	5,424,283	7,300,800
	242,000	Millennium Pharmaceuticals Inc.	Common Stock	3,524,546	3,625,160
	50,000	Freeport-McMoran Copper & Gold Inc.	Common Stock	3,880,540	5,122,000
	96,000	Deere & Company	Common Stock	5,535,443	8,939,520
	62,000	Garmin LTD	Common Stock	5,716,190	6,014,000
	152,000	Thermo Fisher Scientific Inc.	Common Stock	7,576,334	8,767,360
	35,000	Alcon Inc.	Common Stock	4,852,235	5,006,400
	184,000	* Nokia Corp.	Common Stock	6,809,111	7,063,760
	88,000	United Technologies Corp.	Common Stock	6,284,680	6,735,520

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year) (Continued)

December 31, 2007

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
	76,243	Apple Inc.	Common Stock	$4,251,732	$15,102,213
	443,000	Cisco Systems Inc.	Common Stock	10,233,743	11,992,010
	19,000	Google Inc.	Common Stock	5,736,112	13,138,120
	205,100	Hewlett Packard Comp.	Common Stock	6,350,132	10,353,448
	135,000	Intel Corp.	Common Stock	3,660,228	3,599,100
	146,000	Juniper Networks Inc.	Common Stock	4,640,138	4,847,200
	494,000	Microsoft Corp.	Common Stock	15,019,178	17,586,400
	146,000	Nvidia Corp	Common Stock	4,011,978	4,966,920
	42,626	Research In Motion LTD	Common Stock	3,489,232	4,833,788
	105,000	Emerson Electric Co.	Common Stock	4,482,551	5,949,300
	90,000	Memc Electric Materials Inc.	Common Stock	5,623,761	7,964,100
	106,400	Devon Energy Corp.	Common Stock	5,822,354	9,460,024
	91,000	National Oilwell Varco Inc.	Common Stock	3,920,675	6,684,860
	89,000	Occidental Petroleum Corp.	Common Stock	6,190,953	6,852,110
	71,000	Schlumberger Limited	Common Stock	7,515,621	6,984,270
	149,692	UAL Corp	Common Stock	5,311,562	5,338,017
	15,000	First Solar Inc	Common Stock	3,007,204	4,007,100
	48,600	Goldman Sachs Group Inc.	Common Stock	6,380,089	10,451,430
			Collective Short-Term Invest. Fund
	13,175,016	* The Bank of New York	Non-Discretionary	13,175,016	13,175,019

		Large Cap Growth Fund Subtotal			369,838,564
					$3,316,086,548

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 30, 2008	By:	/s/ David B. Rickard
David B. Rickard
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP